Announcement Details
      Oxford Glycosciences PLCDirector Shareholding  10:36 27 Sep 02



      Full Announcement Text




      Directors' Shareholdings
      Puchases of shares in the Company have recently been made, as follows:
      (a) On 26 September 2002, Dr David Ebsworth acquired 5,000 shares at a price of 155p. This comprises Dr Ebsworth's entire holding and represents approximately 0.008% of the Company's issued share capital; and
      (b) On 27 September 2002, Dr Chris Moyses acquired 5,000 shares at a price of 150p. This increases Dr Moyses' holding to 31,876 ordinary shares, representing approximately 0.06% of the Company's issued share capital.

      On 26 September 2002, Mr Denis Mulhall was granted options over 500,000 shares at an exercise price of 150p. The periods during which these options are exercisable are as follows:
      175,000 from 26 September 2005 to 25 September 2012;
      175,000 from 26 September 2007 to 25 September 2012;
      50,000 from 26 September 2004 to 25 September 2007;
      50,000 from 26 September 2005 to 25 September 2007; and
      50,000 from 26 September 2006 to 25 September 2007.

      J E Ilett
      Company Secretary
      27 September 2002